NSAR ITEM 77C

Van Kampen American Capital High Yield Municipal Fund


(a)  A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital High Yield Municipal Fund (the "Fund") included:

     J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
     R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney Fernando Sisto and Wayne W. Whalen

(c)  The following were voted on at the meeting:

     1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For   72,713,725                  Against   1,135,424

          Approval of New Subadvisory Agreement with Van Kampen American Capital Advisors, Inc.

                 For   73,262,048                  Against   1,122,094

     4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                 For   74,233,926                  Against     468,917



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HIGH YIELD MUNICIPAL FUND

        A Special Meeting of Shareholders of the Fund was held on May 28, 1997 where shareholders voted on a new investment advisory agreement, a new subadvisory agreement, the election of Trustees, and the ratification of Price Waterhouse LLP as independent public accountants. With regard to the approval of a new investment advisory agreement between Van Kampen American Capital Asset Management, Inc. and the Fund, 72,713,725 shares voted for the proposal, 1,135,424 shares voted against and 3,073,542 shares abstained. With regard to the approval of a new subadvisory agreement between Van Kampen American Capital Advisors, Inc. and the Fund, 73,262,048 shares voted for the proposal, 1,122,094 shares voted against and 2,538,550 shares abstained. With regard to the election of J. Miles Branagan as elected trustee of the Fund, 75,820,419 shares voted in his favor and 1,102,272 shares withheld. With regard to the election of Richard M. DeMartini as elected trustee of the Fund, 75,821,115 shares voted in his favor and 1,101,577 shares withheld. With regard to the election of Linda Hutton Heagy as elected trustee of the Fund, 75,831,342 shares voted in her favor and 1,091,349 shares withheld. With regard to the election of R. Craig Kennedy as elected trustee of the Fund, 75,831,437 shares voted in his favor and 1,091,255 shares withheld. With regard to the election of Jack E. Nelson as elected trustee of the Fund, 75,830,290 shares voted in his favor and 1,092,402 shares withheld. With regard to the election of Jerome
L. Robinson as elected trustee of the Fund, 75,825,025 shares voted in his favor and 1,097,667 shares withheld. With regard to the election of Phillip B. Rooney as elected trustee of the Fund, 75,828,074 shares voted in his favor and 1,094,617 shares withheld. With regard to the election of Fernando Sisto as elected trustee of the Fund, 75,799,184 shares voted in his favor and 1,123,507 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee of the Fund, 75,830,175 shares voted in his favor and 1,092,516 shares withheld. With regard to the ratification of Price Waterhouse LLP as independent public accountants for the Fund's current fiscal year, 74,233,926 shares voted for the proposal, 468,917 shares voted against and 2,219,850 shares abstained.